SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

April 19, 2007

VIA EDGAR TRANSMISSION

Re:	WCI Communities, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 5, 2007 File No. 001-31255

Adé K. Heyliger

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Heyliger:

On behalf of WCI Communities, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 16, 2007 (the “comment letter”) relating to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on April 5, 2007 (the “Preliminary Proxy Statement”). We have also revised the Preliminary Proxy Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Preliminary Proxy Statement, which reflects these revisions and generally updates information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

We are sending via courier two copies of this letter and two marked and one clean paper copy of Amendment No. 1 to each of yourself and Nicholas Panos.

Schedule 14A

General

1.	The preliminary proxy statement filed was not identified with the appropriate header tag to indicate the materials relate to a contested election of directors. Thus, please refile the proxy statement with the PREC14A Edgar header tag to so indicate. In addition, please ensure that the next proxy statement filing is properly designated with the same EDGAR header tag and that the definitive proxy statement is ultimately designated as DEFC14A.

Securities and Exchange Commission	April 19, 2007

The Company confirms that Amendment No. 1 to the Preliminary Proxy Statement will be filed with the “PREC14A” EDGAR header tag and that the definitive proxy statement will be filed with the “DEFC14A” EDGAR header tag.

Who pays the solicitation expenses for this Proxy Statement, page v

2.	We note that you may employ various methods to solicit proxies, including telephone, mail or e-mail. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The Company has advised us that it has reviewed Rules 14a-6(b) and (c) of Regulation 14A and confirms that it understands that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies of the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.

Proposal One, page 10

3.	Expand your disclosure to state, if true, that the nominees have consented to being named in the proxy statement and have agreed to serve as a director if elected. See Rule 14a-4(d) of Regulation 14A.

The Company has revised the disclosure in the section entitled “Proposals for Consideration by Shareholders – Proposal One” to clarify that the nominees have consented to being named in the proxy statement and that each nominee has agreed to serve as a director, if elected, pursuant to Rule 14a-4(d) of Regulation 14A.

Information about the Participants, page 6

4.	Revise to clarify that the nominees are participants in the solicitation, and not simply that they “may be deemed” to be participants. See Instruction 3 to Item 4 of Schedule 14A.

The Company has revised Exhibit A (“Information Regarding Participants”) in order to clarify that the nominees are participants in the solicitation.

*  *  *  *  *

The Company has further advised us that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission	April 19, 2007

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this letter, please contact me at (212) 455-2711 or Vivien N. Hastings, Senior Vice President, Secretary and General Counsel of WCI Communities, Inc., at (239) 498-8213.

Sincerely,

/s/    Avrohom J. Kess

Avrohom J. Kess

cc:	Vivien N. Hastings, Esq.
WCI Communities, Inc.